Iovance Biotherapeutics, Inc.

999 Skyway Road, Suite 150

San Carlos, California 94070

October 1, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4561

Attention: Suzanne Hayes

  Assistant Director

Re:	Iovance Biotherapeutics, Inc.

Registration Statement on Form S-3

File No. 333-227241

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Iovance Biotherapeutics, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-227241) (the “Registration Statement”), so that the Registration Statement may become effective at 4:00 p.m. (Washington, D.C. time) on October 3, 2018, or as soon as practicable thereafter. Please contact Frederick G. Vogt, Ph.D., Esq., General Counsel, at (610) 715-7577, or in his absence, Emilio Ragosa of DLA Piper LLP (US), counsel to the Company, at (973) 307-3004, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

IOVANCE BIOTHERAPEUTICS, INC.

By:        /s/ Maria Fardis

Name:   Maria Fardis, Ph.D., M.B.A.

Title: Chief Executive Officer

cc:	Frederick G. Vogt, Ph.D., Esq., General Counsel

Emilio Ragosa, DLA Piper LLP (US)